UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-8809

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SCANA CORPORATION
STOCK PURCHASE-SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SCANA Corporation
100 SCANA Parkway
Cayce, South Carolina 29033

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available For Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
Supplemental Schedule Schedule of Assets (Held at End of Year) Form 5500, Schedule H, Part IV, Line 4i	13
Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	14
EXHIBIT
23.01 Consent of Independent Registered Public Accounting Firm	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of SCANA Corporation Stock Purchase-Savings Plan
Cayce, South Carolina
We have audited the accompanying statements of net assets available for benefits of SCANA Corporation Stock Purchase-Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in the net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/DELOITTE & TOUCHE LLP
Charlotte, North Carolina
June 24, 2014

SCANA CORPORATION STOCK PURCHASE-SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, (Thousands of Dollars)	2013	2012
Investments at Fair Value -
Participant Directed Investments	$965,069	$886,523

Receivables:
Contribution Receivable - Employer	1,675	1,694
SCANA Corporation Dividends Receivable	7,007	6,840
Participant Notes Receivable	26,065	25,443
Total Receivables	34,747	33,977
Net Assets Available for Benefits at Fair Value	999,816	920,500
Adjustment From Fair Value To Contract Value for Stable Return Fund	(293)	(1,152)
Net Assets Available for Benefits	$999,523	$919,348

See Notes to Financial Statements.

SCANA CORPORATION STOCK PURCHASE-SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2013 (Thousands of Dollars)

Additions:
Investment Income: Interest and Dividends	$31,722
Net Appreciation in Fair Value of Investments	65,919
Total Investment Income	97,641

Interest Income on Notes Receivable from Participants	1,075
Contributions:
Company and Participating Subsidiaries’ Match	23,294
Participating Employees	34,548
Total Contributions	57,842
Total Additions	156,558

Deductions:
Distributions to Participants	(75,950)
Administrative Expenses	(433)
Total Deductions	(76,383)

Increase In Net Assets	80,175

Net Assets Available for Benefits, Beginning of Year	919,348

Net Assets Available for Benefits, End of Year	$999,523
See Notes to Financial Statements.

SCANA CORPORATION STOCK PURCHASE-SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.    Summary of Accounting Policies
Basis of Accounting — The accompanying financial statements for the SCANA Corporation (the Company) Stock Purchase-Savings Plan (the Plan) have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Investments Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The common collective trust fund with underlying investments in investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Quoted market prices are used to value the shares of common stock.
The Wells Fargo Stable Return Fund C (Fund C) is a common collective trust fund that has invested all of its assets in the Wells Fargo Stable Return Fund G (Fund G). The value of Fund C is based on the underlying unit value of Fund G.
Fund G invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics to a traditional investment contract and is comprised of two parts: the first part is a fixed income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity.
There are several risks specific to investment contracts. One of the primary risks involved is credit risk of the contract issuer. Credit risk for security-backed contracts includes risks arising from the potential inability of the issuer to meet the terms of the contract wrapper and the potential default of the underlying fixed-income securities. A second risk is that liquidity is limited because of the unique characteristics of investment contracts and the absence of an actively traded secondary market. Interest rate risk is also present because rates may be fixed with these products.
Fund G carries its investments at contract value. Fund G applies the provisions of Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Sections 946-210-45 and 946-210-50 for stable value investment funds. These sections affirm contract value accounting for fully benefit-responsive investment contracts.
GICs are backed by the general account of the contract issuer. Fund G deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest). A security-backed contract is an investment contract (also known as a synthetic GIC or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds.
GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing Fund G or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.
Security-backed contracts that permit the issuer to terminate at fair value generally provide that Fund G may elect to convert such termination to an amortization election. In addition, if Fund G defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under the Employee Retirement Income Security Act of 1974 (ERISA)), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and Fund G will receive the fair value as of the date of termination.

GICs and security-backed contracts also generally provide for withdrawals associated with certain events that are not in the ordinary course of Fund G operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events that may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to Fund G structure or administration;

•	changes to the participating plans’ competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of Fund G, including a merger with another fund;

•	the failure of Fund G to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	the redemption of all or a portion of the interest in Fund G held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to certain corporate actions;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to Fund G or participating plans; or

•	the delivery of any communication to plan participants designed to influence a participant not to invest in Fund G.
At this time, Fund G does not believe that the occurrence of any such market value event, which would limit Fund G’s ability to transact at contract value with participants, is probable.
Effective August 30, 2013, the Plan added several Vanguard Target Retirement Funds with specified target retirement dates as investment options. Each of these funds seeks to provide capital appreciation and current income consistent with its current asset allocation according to an asset allocation strategy designed for investors planning to retire and leave the work force in or within a few years of the indicated target year. The following Vanguard Funds were added:
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2060 Fund

Effective October 1, 2013, the American Funds EuroPacific Growth Fund was terminated as an investment option and all assets were transferred to the Dodge & Cox International Stock Fund (the International Stock Fund) which was added as an investment option on August 30, 2013. The International Stock Fund seeks to provide capital appreciation by investing in equity securities issued by non-U.S. companies, including companies in emerging markets.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on their payment date or accrued if earned before year-end and paid after year-end.
Management fees and operating expenses charged to mutual fund investments are deducted from income earned on a daily basis and are not separately reflected. Management fees and operating expenses charged to the Plan for investments in the common collective trust fund are accrued daily and charged to the Plan at the end of each month. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits — Benefits are recorded when paid.
2.    Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General — Employees must be at least 18 years of age and be receiving eligible earnings from the Company or participating subsidiaries or be on a leave of absence authorized by the Company to be eligible to be a participant in the Plan. The Plan is a profit sharing plan with stock bonus and employee stock ownership components. The Plan is intended to qualify under Internal Revenue Code (Code) sections 401(a), 401(k) and 401(m). The stock bonus and employee stock ownership components (the assets of which are initially invested in the Common Stock Fund, which invests solely in the Company’s common stock) are intended to qualify under Code sections 401(a) and 4975(e)(7). The Plan’s assets are held by Bank of America, N.A., the Plan’s trustee (Trustee), pursuant to a trust agreement. Administrative expenses are paid primarily by the Company and partly by the employees (from their Plan accounts). A portion of the Plan expenses may be paid from Plan forfeitures, if available. As part of the Plan expenses, employees pay a fee for each share of Company common stock bought or sold at their direction and a nominal participant fee assessed on a quarterly basis. The Plan is subject to the provisions of the ERISA.
Contributions — For the Plan years ended December 31, 2013 and 2012, the Plan allowed participants to contribute up to 25% of eligible earnings on an after-tax basis (Regular Savings) or before-tax basis (Tax Deferred Savings), subject to certain Code limitations. The Company and participating subsidiaries matched participant contributions up to 6% of eligible earnings. Participants who were age 50 or older or who would attain age 50 during the calendar year and were making the maximum amount of contributions allowed by the Plan or by law were allowed to make catch-up contributions. Effective January 1, 2014, the Plan allows participants to contribute up to 75% of eligible earnings on an after-tax basis (Regular Savings) or before-tax basis (Tax Deferred Savings), subject to certain Code limitations. In addition, effective January 1, 2014, the Plan adopted an automatic enrollment feature for all current and future eligible employees. Current employees as of January 1, 2014, who were eligible to participate in the Plan, but were not then participating in the Plan, were enrolled with a 3% before-tax contribution. Employees hired or rehired on or after January 1, 2014 who are eligible to participate in the Plan will also be enrolled with a 3% before-tax contribution. The Company also began offering a voluntary automatic election escalator feature to all participants on January 1, 2014. The automatic escalator feature allows participants to direct the Trustee to increase their before-tax contribution rate from the automatic enrollment rate of 3% on an annual basis in increments of 1% until they reach a maximum of 6%. These automatic enrollment and escalation amounts will be invested in the Vanguard fund with a target year that most closely approximates the year of the participant's 65th birthday. The Company and participating subsidiaries continue to match participant contributions up to 6% of eligible earnings.
The Plan allows for the acceptance of direct rollovers from eligible retirement plans, including Individual Retirement Accounts (IRA).
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and any Company contributions and charged with withdrawals and a portion of administrative expenses. Once contributions are in a participant’s account and invested, they are subject to earnings and losses based on the investment options selected by the participant. The benefit to which a participant is entitled is the participant’s vested account balance.

Investments — Participants direct the Trustee to invest contributions in any combination of available investment funds, including a fund invested in the Company’s common stock, a group of mutual funds and a common collective trust fund. The Company’s and participating subsidiaries’ matching contributions are initially invested in shares of the Company’s common stock but may be transferred by the participant at any time thereafter to any other investment option in the Plan.
Vesting — Participants are fully and immediately vested in all contributions, whether made by participants, the Company or participating subsidiaries.
Notes Receivable from Participants — Participants may borrow from their account balances up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans bear interest at a fixed rate determined by using the “Prime Interest Rate” as published in the Wall Street Journal plus 1%, as determined on the first business day of the month within which the loan is originated. Principal and interest is repaid through payroll deduction. Within 30 days after termination of employment or death, the outstanding loan balance, including interest, must be paid in full or the participant’s loan will be considered to be delinquent. On the 15th day after the quarter following the quarter in which the loan becomes delinquent, the participant’s loan is considered to be in default and the participant’s account is reduced by the outstanding amount of the loan. This action will cause the participant to incur taxable income in the amount of the defaulted outstanding loan balance plus accrued unpaid interest. Effective October 1, 2013, terminated and retired employees may make arrangements with the Trustee to continue their biweekly loan payments until the loan is paid in full. However, pursuant to Code regulations, a participant may treat the amount of the outstanding loan balance, including unpaid accrued interest, that was converted into taxable income as a rollover by depositing an amount equal to the converted amount into an IRA or other tax-qualified retirement plan within 60 days from the date the outstanding loan balance was first treated as taxable income to the participant. Participants are assessed $100 for each loan originated.
Distributions and Withdrawals — Before attainment of age 59-1/2, participants may request in-service withdrawals from their Prior Employer, Regular Savings, Rollover, or Company matching contribution. A distribution from the Company matching contribution may only be made from those contributions that have been held in the participant’s account for two years following the close of the Plan year during which they were made. However, if the participant has participated in the Plan for at least five years, all Company contributions are eligible for distribution. Participants may not receive in-service withdrawals from their Tax Deferred Savings before attaining age 59-1/2 unless they can demonstrate a financial hardship. Participants may receive a full distribution from the Plan after attaining age 59-1/2 or in the event of retirement, death, disability or other termination of employment.
For the Plan year ended December 31, 2013 and 2012, dividends paid on Company common stock allocated to participants’ Plan accounts were distributed, unless participants elected to have the dividends reinvested in Company common stock.
 Generally effective for participants hired or rehired on or after January 1, 2014, dividends paid on Company common stock allocated to participants’ Plan accounts are reinvested in Company common stock, unless participants elect to have the dividends paid directly to them in cash.
Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Code limits. There were no excess contributions received by the Plan.
Federal Income Tax Status — The Plan received a determination letter from the Internal Revenue Service (IRS) dated September 12, 2013 indicating that the Plan satisfied all applicable requirements of the Code, subject to the Company’s adoption of certain amendments to the Plan. The Plan has since been amended to comply with the determination letter issued by the IRS. The Plan has been further amended subsequent to submitting the application for the determination letter and receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is designed and continues to be operated in compliance with the requirements of the Code and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3.    Investments
The Plan’s sole investment that represented 5% or more of the Plan’s net assets available for benefits was Company common stock of $645.5 million (13.7 million shares) as of December 31, 2013 and $627.2 million (13.7 million shares) as of December 31, 2012.
During the year ended December 31, 2013 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated or depreciated in value as follows:

(Thousands of Dollars)
SCANA Corporation Common Stock	$18,545

Common Collective Trust Funds:
Wells Fargo Stable Return Fund C	570

Mutual Funds:
American Funds EuroPacific Growth Fund	2,452
Dodge & Cox International Stock Fund	1,475
Dodge & Cox Stock Fund	11,818
ING Small Cap Opportunities	3,685
Janus Research Fund	3,342
Managers Times Square Mid Cap Growth Fund	2,125
PIMCO Total Return Portfolio Institutional	(1,578)
R S Partners Funds Class Y	3,030
T. Rowe Price Mid Cap Value Fund	5,608
Vanguard Explorer 500 Index Fund Signal	7,572
Vanguard Target Retirement Income Fund	150
Vanguard Target Retirement 2015 Fund	1,145
Vanguard Target Retirement 2020 Fund	19
Vanguard Target Retirement 2025 Fund	2,692
Vanguard Target Retirement 2030 Fund	17
Vanguard Target Retirement 2035 Fund	2,003
Vanguard Target Retirement 2040 Fund	2
Vanguard Target Retirement 2045 Fund	1,136
Vanguard Target Retirement 2050 Fund	2
Vanguard Target Retirement 2055 Fund	101
Vanguard Target Retirement 2060 Fund	8
Total Mutual Funds	46,804

Net appreciation in fair value of investments	$65,919

4.    Exempt Party-In-Interest Transactions
Certain Plan investments are shares of common stock of the Company, which qualify as permitted party-in-interest transactions. At December 31, 2013 and 2012, the Plan held 13.7 million and 13.7 million shares of common stock of SCANA Corporation, the sponsoring employer, with a cost basis of $636.9 million and $625.4 million, respectively. During the year ended December 31, 2013, the Plan recorded dividend income of $22.4 million. The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts.
Bank of America, N.A., the Trustee, is a party-in-interest. Administrative expenses for recordkeeping, servicing fees and other investment fees and expenses paid to the Trustee during 2013 qualify as permitted party-in-interest transactions.
5.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

December 31, (Thousands of Dollars)	2013	2012
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$999,523	$919,348
Adjustments from contract value to fair value for fully benefit-responsive stable return fund	293	1,152

Net assets available for benefits per the Form 5500, at fair value	$999,816	$920,500

6.    Fair Value Measurements
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Stable Return Fund — Valued at the net asset value of units of a bank collective trust. The fair value of this fund has been estimated based on the fair value of the underlying assets in the fund as reported by the issuer of the fund (see Note 1 for a description of Fund C’s valuation).

The table below includes the major categories of debt and equity securities on the basis of the nature and risk of the investments at December 31, 2013 and December 31, 2012.

Thousands of Dollars	Active Markets For Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Total
2013
Common stock - Utilities	$645,532	-	$645,532

Mutual funds:
Domestic funds	167,454	-	167,454
Balanced funds	64,147	-	64,147
International stock funds	25,970	-	25,970
Fixed income funds	25,016	-	25,016
Total mutual funds	282,587	-	282,587

Common collective trusts:
Stable return fund	-	$36,950	36,950
Total	$928,119	$36,950	$965,069

2012
Common stock – Utilities	$627,172	-	$627,172

Mutual funds:
Domestic funds	117,726	-	117,726
Balanced funds	46,474	-	46,474
International stock funds	21,391	-	21,391
Fixed income funds	32,901	-	32,901
Total mutual funds	218,492	-	218,492

Common collective trusts:
Stable return fund	-	$40,859	40,859
Total	$845,664	$40,859	$886,523

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2013 and 2012, there were no transfers between levels.

SCANA CORPORATION STOCK PURCHASE-SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Form 5500, Schedule H, Part IV, Line 4i
EIN: 57-0784499, Plan 002

(Thousands of Dollars) Cost **	Current Value
* SCANA Corporation Common Stock	$645,532

Common Collective Trust Fund
Wells Fargo Stable Return Fund C	36,950

Mutual Funds:
Dodge & Cox International Stock Fund	25,970
Dodge & Cox Stock Fund	43,410
ING Small Cap Opportunities	16,455
Janus Research Fund	13,752
Managers Times Square Mid Cap Growth Fund	12,816
PIMCO Total Return Portfolio Institutional	25,016
R S Partners Funds Class Y	17,299
T. Rowe Price Mid Cap Value Fund	29,710
Vanguard Explorer 500 Index Fund Signal	34,012
Vanguard Target Retirement Income Fund	6,123
Vanguard Target Retirement 2015 Fund	14,345
Vanguard Target Retirement 2020 Fund	1,412
Vanguard Target Retirement 2025 Fund	20,259
Vanguard Target Retirement 2030 Fund	732
Vanguard Target Retirement 2035 Fund	13,196
Vanguard Target Retirement 2040 Fund	100
Vanguard Target Retirement 2045 Fund	6,750
Vanguard Target Retirement 2050 Fund	99
Vanguard Target Retirement 2055 Fund	688
Vanguard Target Retirement 2060 Fund	443

Adjustment from fair value to contract value for stable return fund	(293)

* Loans to participants, with interest rates ranging from 4.25% to 9.25% and
Maturities ranging from 1 month to 10 years	26,065
Total	$990,841

* Denotes permitted party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
SCANA CORPORATION STOCK PURCHASE-SAVINGS PLAN

BY:	/s/Tami S. Haselden Tami S. Haselden, Plan Manager, on behalf of The SCANA Corporation Stock Purchase-Savings Plan Committee
Date: June 24, 2014